Filed by Reliant Bancorp, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended

Subject Company: First Advantage Bancorp
(Commission File No. 001-37391)

ADDITIONAL INFORMATION ABOUT THE FIRST ADVANTAGE TRANSACTION AND WHERE TO FIND IT

In connection with the proposed transaction (the “First Advantage Transaction”) between Reliant Bancorp, Inc. (“Reliant”) and First Advantage Bancorp (“First Advantage”), Reliant intends to file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) to register the shares of Reliant common stock that will be issued to First Advantage’s shareholders in connection with the First Advantage Transaction. The registration statement will include a joint proxy statement of Reliant and First Advantage and prospectus of Reliant and other relevant materials pertaining to the First Advantage Transaction. The joint proxy statement/prospectus will be sent to Reliant’s and First Advantage’s shareholders in connection with seeking the required shareholder approval(s) for the First Advantage Transaction. INVESTORS AND SECURITY HOLDERS OF RELIANT AND FIRST ADVANTAGE ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT MATERIALS THAT MAY BE FILED WITH THE SEC IN CONNECTION WITH THE FIRST ADVANTAGE TRANSACTION (AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS) CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT RELIANT, FIRST ADVANTAGE, AND THE FIRST ADVANTAGE TRANSACTION. Investors and security holders may obtain free copies of the registration statement and related joint proxy statement/prospectus, when filed, as well as other documents filed by Reliant with the SEC, through the website maintained by the SEC at http://www.sec.gov. Free copies of the documents filed by Reliant with the SEC (including the registration statement and related joint proxy statement/prospectus) also may be obtained by directing a request by mail or telephone to Reliant Bancorp, Inc., 6100 Tower Circle, Suite 120, Franklin, Tennessee 37067, Attention: J. Daniel Dellinger, Chief Financial Officer, (615) 221-2020.

This communication is for informational purposes only and shall not constitute a solicitation of any proxy, vote, or approval or an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

PARTICIPANTS IN THE SOLICITATION

Reliant, First Advantage, and certain of their respective directors and executive officers may be deemed participants in the solicitation of proxies from Reliant’s and First Advantage’s shareholders in connection with the First Advantage Transaction. Certain information about the directors and executive officers of Reliant and First Advantage will be included in the joint proxy statement/prospectus included in the registration statement on Form S-4 to be filed by Reliant with the SEC. Information about the directors and executive officers of Reliant can also be found in Reliant’s definitive proxy statement for its 2019 annual meeting of shareholders, filed with the SEC on April 22, 2019, and other documents subsequently filed by Reliant with the SEC. Additional information regarding the interests of these participants will also be included in the joint proxy statement/prospectus pertaining to the First Advantage Transaction if and when it becomes available. These documents can be obtained free of charge in the manner described above.